Exhibit 99.1

28 September 2016

BARCLAYS PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On 20 September 2016, Barclays PLC (the “Offeror”) launched invitations to holders of certain notes set out in the table below (the “Notes”) issued by Barclays Bank PLC to tender such Notes for purchase by the Offeror (the “Offers”), subject to applicable offer and distribution restrictions.

Further to such invitations, the Offeror hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (being 5:00 p.m. (New York City time) on 27 September 2016), the aggregate principal amount of each Series of Notes validly tendered and to be accepted for purchase, and the Purchase Price of each Series of Notes is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, being 30 September 2016, the applicable Purchase Price plus any Accrued Interest Payment.

Description of Notes	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Purchase Price(1) (%)	Accrued Interest per Minimum Denomination
Subordinated Floating Rate Notes due 2040 (the “2040 Notes”)	Barclays Bank PLC	XS0122679243	€100,000,000	€32,000,000	67.50 per cent.	€4.83
6.125 per cent. Undated Subordinated Notes (the “Undated Subordinated Notes”)	Barclays Bank PLC	XS0145875513	£36,244,000	£2,325,000	108.50 per cent.	£27.52
6.86 per cent. Callable Perpetual Core Tier One Notes (the “Tier One Notes”)	Barclays Bank PLC	06738CAG4/ XS0155141830/ US06738CAG42	US$182,133,000	US$3,503,000	117.00 per cent.	US$20.01
Junior Undated Floating Rate Notes (the “Undated Floating Rate Notes”)	Barclays Bank PLC	GB0000784164	US$202,985,000	US$71,055,000	70.00 per cent.	US$21.94
Undated Floating Rate Primary Capital Notes (the “Series 1 Notes”)	Barclays Bank PLC	GB0000779529	US$335,430,000	US$168,790,000	70.00 per cent.	US$24.31
Undated Floating Rate Primary Capital Notes Series 2 (the “Series 2 Notes”)	Barclays Bank PLC	GB0000777705	US$414,630,000	US$119,430,000	70.00 per cent.	US$12.50
Undated Floating Rate Primary Capital Notes Series 3 (the “Series 3 Notes”)	Barclays Bank PLC	XS0015014615	£145,000,000	£124,500,000	80.00 per cent.	£645.49

Description of Notes	Issuer	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Purchase Price(2) (%)	Accrued Interest per Minimum Denomination
5.75 per cent. Fixed Rate Subordinated Notes due 2026 (the “2026 Notes”)	Barclays Bank PLC	XS0134886067	£455,408,000	£181,679,000	124.432 per cent.	£2.52

(1)	The Purchase Price does not include accrued and unpaid interest
(2)	The Purchase Price does not include accrued and unpaid interest

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated 20 September 2016 (the “Tender Offer Memorandum”) and the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Issuer intends to accept all Notes validly offered for purchase, subject, inter alia, to the Noteholders having offered for purchase the relevant Minimum Denomination and the Authorised Denominations of the Notes in accordance with the Tender Offer Memorandum.

The Offers have now expired and no further Notes can be tendered for purchase.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Tel:	+44 (0)20 3134 8515 or +1 (212) 528-7581
US Toll Free Number:	+1 (800) 438-3242
Email:	liability.management@barclays.com
Attention:	Liability Management Group

The Tender Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Tel:	+44 20 7704 0880
Fax:	+44 20 3004 1590
Attention:	Thomas Choquet / Arlind Bytyqi
Email:	barclays@lucid-is.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip

Tel: +44 (0)20 7773 0708

Barclays Treasury

Miray Muminoglu

Tel: +44 (0)20 7773 8199

Media Relations

Tom Hoskin

Tel: +44 (0)20 7116 6927

DISCLAIMER

The Dealer Manager does not take any responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any Notes is being made pursuant to this announcement.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

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